Filed Pursuant to Rule 433

Registration No. 333-151523

Real Estate ETFs Delayed

Written by IndexUniverse Staff

Tuesday, 11 November 2008 16:28

MacroMarkets is planning to delay the first-ever initial public offering open-auction launch of exchange-traded funds, which had been initially set for an opening auction date of tomorrow. Market conditions, rather than lack of interest in the planned U.S. housing market ETFs, have led the company to delay the launch.

Whitney White, chief technology officer at WR Hambrecht + Co, who is in charge of the IPO open auction of the MacroShares Major Metro Housing Up ETF (UMM) and Major Metro Housing Down ETF (DMM), said that there is the sense right now that uncertainty is still the rule among investors and it is not the best time to be out raising assets.

Across the board, exchange-traded product providers have pulled back the reins on fund launches, with net liquidations of funds keeping pace with new funds in the tumultuous September/October period.

This does not mean that the housing market bull and bear ETFs have not grabbed market attention. In fact, MacroMarkets is filing for a $1 billion initial public offering for the housing ETFs.

MacroMarkets pioneered the use of paired ETF portfolios, with set term limits, and backed by fully collateralized Treasury securities, in its original MacroShares family ETF launch—MacroShares $100 Oil Up (NYSEArca: UOY) and MacroShares $100 Oil Down (NYSEArca: DOY). The housing ETFs also have the association with high-profile MacroMarkets chief economist, Robert Shiller, who created the closely watched S&P/Case-Shiller U.S. Home Price indexes.

One billion dollars may seem like a hefty asset target for a niche ETF, but the company has to file IPO documents, including an asset ceiling, with the Securities and Exchange Commission. This is a quirk of the IPO auction model, and something not typically required of ETFs, which by nature, can create an infinite number of shares.

Sam Masucci, president and CEO of MacroMarkets, said, "We are hearing that it could be a $500 million to $1 billion deal." The funds will have a continuous offering exemption, so even if they only raise $300 million in the auction, they still have the ability to raise an additional $700 million through the creation process.

One wire house analyst who covers ETFs said even though the asset figure was high, it was not an unreasonable target: "One billion in one month could be a stretch, but it could be a billion-dollar product longer term, and in the least, should do well."

For comparison purposes, the largest-ever seeding of an ETF was iShares S&P National Municipal Bond Fund (NYSEArca: MUB), seeded by Susquehanna Capital with $300 million, according to the analyst. He added that no ETF has ever used the open-auction model, so direct comparisons are hard to make.

The oil funds, in particular, were not popular with retail brokers, because of backwardation and contango in the commodities market, which created a very high level of discount/premium to net asset value. By their nature, the MacroShares oil funds trade at a discount/premium to NAV much more often than other ETFs. "The arbitrage guys loved the oil ETFs, but the retail brokers were turned off by it," the analyst explained, adding that the discount/premium issue shouldn't be a factor with the housing ETFs, opening up a much larger potential retail asset base for the funds.

Hambrecht's White said it is always better to set a higher, rather than lower, asset ceiling. "If they registered for $250 million and there was higher demand than that during the auction period, they would have to go back and file for more shares with the SEC, and delay the auction process," he explained, adding, "it wouldn't be a huge deal, but it would be a delay."

Beyond the current delay caused by the rocky markets.